601 Lexington Avenue New York, New York 10022
Jai Agrawal To Call Writer Directly: (212) 446-4735 jai.agrawal@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

May 30, 2013

VIA EDGAR SUBMISSION

Perry Hindin, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-3628

Re:                             Telular Corporation
Schedule TO-T filed May 10, 2013 by ACP Tower Holdings, LLC et al., as amended
File No. 005-50111

Dear Mr. Hindin:

On behalf of our clients, ACP Tower Holdings, LLC (“Parent”), ACP Tower Merger Sub, Inc. (“Purchaser”), Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P. (collectively, the “Avista Parties” and, together with Parent and Purchaser, the “Filing Persons”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter dated May 24, 2013 (the “Comment Letter”), with respect to the Schedule TO-T filed with the Commission by the Filing Persons on May 10, 2013 (as amended, the “Schedule TO”), relating to Purchaser’s tender offer for all of the outstanding shares of common stock of Telular Corporation (“Telular”).  The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in italics).  In addition, the Filing Persons are simultaneously filing Amendment No. 3 to the Schedule TO (the “Amendment”) in response to the Comment Letter and to reflect other developments.  Unless explicitly set forth herein, capitalized terms shall have the meanings ascribed to them in the Schedule TO.

General

1.              We note that ACP Tower Merger Sub and ACP Tower Holdings were formed for the purpose of acquiring Telular. We also note that the officers and directors of each entity listed above

Securities and Exchange Commission

May 30, 2013

are employed by and/or affiliated with Avista Capital Holdings, L.P. Please provide us with a legal analysis explaining why Avista Capital Holdings, L.P. is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov).

The Filing Persons respectfully advise the Staff that they do not believe that Avista Capital Holdings, L.P. (“Avista Holdings”) is a bidder for purposes of Regulation 14D and Section II.D.2 of the November 14, 2000 Current Issues Outline (the “Outline”). In reaching this conclusion, the Filing Persons carefully reviewed the definition of a “bidder” in Rule 14d-1(g)(2) of Regulation 14D, which defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made” and considered the guidance in “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the Outline. Factors highlighted in the Outline include:

•                  Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

•                  Is the person acting together with the named bidder?

•                  To what extent did or does the person control the terms of the offer?

•                  Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

•                  Does the person control the named bidder, directly or indirectly?

•                  Did the person form the nominal bidder, or cause it to be formed?

•                  Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

Avista Holdings is not making the Offer and the Offer is not made on its behalf; instead, the Offer is made by and for the benefit of the Filing Persons. Avista Holdings has contracted with the Avista Parties solely to provide the Avista Parties with investment advice and management services and therefore does not control any of the Filing Persons nor is it acting together with any of the Filing Persons.  Avista Holdings is not a party to any of the agreements relating to the Offer or the Merger and does not control the Offer.  Avista Holdings will not be the beneficial owner of the Shares after the consummation of the Offer

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May 30, 2013

and has not been deemed the beneficial owner of any other shares beneficially owned by the Avista Parties (except to the extent of any non-material indirect ownership interest it may have from time to time in the Avista Parties).  Avista Holdings is not providing or otherwise arranging on its behalf for any financing in connection with the Offer.  Parent and Purchaser were formed by and for the benefit of the Avista Parties and not Avista Holdings.  Furthermore, adding Avista Holdings as a bidder would not provide any material information to the Telular stockholders that is not already publicly disclosed. The Filing Persons respectfully note the Staff’s position stated in the Outline that “if a named bidder is an established entity with substantive operations and assets apart from those related to the Offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.”  As further discussed in the Offer to Purchase (see, e.g., Section 9—“Source and Amount of Funds”), the Avista Parties are established entities with substantive operations and assets within the meaning of the Outline.

The Filing Persons further refer the Staff to a prior tender offer by the Avista Parties for all of the outstanding shares of Union Drilling, Inc. that was commenced on October 5, 2012 in which the Avista Parties were the bidders and Avista Holdings was not.

2.              We note the disclosure on page 3 and elsewhere that the Purchaser may extend the Offer, if necessary, to ensure at least five business days remain prior to the Expiration Time following disclosure of the satisfaction or waiver of the Funding Condition. As previously discussed with you in a prior telephone call, the Staff may have further comment upon review of the “unconditional and irrevocable confirmation in writing” that the debt financing will be available at the closing of the Offer, to the extent the Lenders provide Parent or Purchaser such confirmation.

Response:

The Filing Persons acknowledge that the Staff may have further comments upon review of such “unconditional and irrevocable confirmation in writing,” to the extent applicable.

3.              We note the disclosure on page 4 that you do not believe your financial condition is relevant to a security holder’s decision to tender. We note, however, that you have included a funding condition in your offer to purchase, and disclosure on page 30 in the first whole paragraph indicates that the debt financing “may not be considered assured.” Please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction 2 to Item 10 of Schedule TO.

Securities and Exchange Commission

May 30, 2013

Response:

Item 10 of Schedule TO requires disclosure of certain financial information of the bidders if material. Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of a bidder in a tender offer are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) either the offeror is a public reporting company or the offer is for all outstanding securities of the subject class.

The consideration in the Offer is solely for cash and is for all outstanding shares of Telular.  The Funding Condition will be satisfied or waived at least five business days prior to the final expiration of the Offer, and upon such satisfaction or waiver, the circumstances described in the “safe harbor” pursuant to Instruction 2 to Item 10 of Schedule TO will be applicable.

Notwithstanding the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.”  The Filing Persons do not believe that the financial statements of the Filing Persons are material to Telular stockholders, for the following reasons:

•                  As disclosed in the Offer to Purchase (see page 26), Parent and Purchaser are newly formed entities, formed solely for the purpose of acquiring Telular and have not engaged in any business except for activities related to their formation, the Offer, the Merger and arranging the related financing.  The disclosure of financial statements for Parent and Purchaser would therefore not provide Telular stockholders with any additional meaningful information.

•                  The Filing Persons believe that the financial statements of the Avista Parties would not be material to a stockholder’s decision with respect to the Offer because the Avista Parties are funds that engage in private equity and equity-related investments and none of the Avista Parties have any operations other than such investments and operations incidental thereto.  Furthermore, the Offer is not subject to a condition with respect to the equity commitment letters or to the availability of funds from the Avista Parties.

•                  Further, only the equity commitments that have been made by the Avista Parties (which equity commitments have been disclosed as Exhibit (d)(3) to the Schedule TO) are relevant in the context of the Schedule TO since none of the Avista Parties is a party to the Merger Agreement and the Avista Parties have not agreed to contribute amounts to complete the Offer in excess of the equity commitments previously disclosed in the Schedule TO.  As more fully set forth in the equity commitment letter, the Avista Parties

Securities and Exchange Commission

May 30, 2013

have uncalled capital commitments or otherwise have available funds equal to or in excess of the $140.5 million of equity financing committed by them for the Offer.  No other assets that would be identified on a balance sheet for any of the Filing Persons is relevant to a stockholder’s decision to sell, hold or tender shares in the Offer since such assets would not be available to fund the payment of tendered Shares in the Offer.

•                  If the Minimum Condition and the other conditions to the Offer are satisfied, then upon the closing of the Offer and consummation of the Merger, all Telular stockholders, whether such stockholders tender Shares or not, will receive solely cash for such Shares and not stock or other securities of Parent or its affiliates.  As a result, the financial condition and results of operations of the Filing Persons would not provide meaningful information to any of Telular’s stockholders as such stockholders will have no ongoing interest in the business or operations of Parent or its affiliates after the closing of the Offer and consummation of the Merger.

•                  To the extent the Funding Condition limits the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, such condition does not result in financial statements being material to stockholders.  If the proceeds from the debt commitment letter are not available, the Filing Persons will be unable to purchase the shares tendered into the Offer unless other sources of debt financing become available.  According to the terms of the Merger Agreement, Parent must use its reasonable best efforts to arrange promptly to obtain alternative financing from the same or alternative sources in an amount sufficient to consummate the Merger and pay all related fees and expenses on terms and conditions that are, taken as a whole, no less favorable to Parent and Purchaser (in the reasonable judgment of Parent). At the present time, neither Parent nor Purchaser has, nor is either pursuing, any sources of debt financing other than those disclosed in the Schedule TO.

Therefore, the Filing Persons respectfully submit that the financial condition of the Filing Persons is not material.

Source and Amount of Funds, page 28

4.              Refer to the last sentence of the first paragraph. Given the possibility that the bidders may waive the funding condition upon receipt of a confirmation letter as opposed to receipt of actual funds, please revise this sentence to clarify that under such circumstances bidder in fact will be obligated to purchase Shares in the Offer.

Securities and Exchange Commission

May 30, 2013

Response:

As requested by the Staff, the Filing Persons have revised the last sentence of the first paragraph under Section 9—“Source and Amount of Funds” in the Offer to Purchase in the Amendment to read as follows:

“In the event that we do not waive the Funding Condition and do not receive either the proceeds of the debt financing commitments or an unconditional and irrevocable confirmation in writing from the Lenders (or alternative financing sources) that the debt financing will be available at the closing of the Offer on the terms and conditions set forth in the Debt Commitment Letter, we will not be obligated to purchase Shares in the Offer.  If we do, however, receive the proceeds of the debt financing commitments or an unconditional and irrevocable confirmation in writing from the Lenders (or alternative financing sources) that such debt financing will be available at the closing of the Offer on the terms and conditions set forth in the Debt Commitment Letter, then the Funding Condition will be satisfied and we will be obligated to accept the Shares validly tendered and not validly withdrawn in the Offer prior to the then scheduled Expiration Time, subject to the satisfaction of the other conditions to the Offer.”

Certain Conditions to the Offer, page 59

5.              Refer to the condition listed in the fourth paragraph on page 60 referring to the SEC confirming completion of its review of the Schedule TO and related Schedule 14D-9. Please note that the Staff does not complete its review of the Schedule TO before the last amendment is filed announcing the results of the offer. Please revise to eliminate the reference to completion of Staff review as it cannot be satisfied prior to or at expiration of the Offer.

Response:

As requested by the Staff, the Filing Persons have revised the fourth paragraph on page 60 of the Offer to Purchase in the Amendment to read as follows: “the SEC has not confirmed to Purchaser and Telular that it has no further comments on the Schedule TO and related Schedule 14D-9 (each as amended prior to the expiration of the then scheduled Expiration Time);”

6.              We note the disclosure in the last paragraph of this section relating to the bidders’ failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidders may be required to extend the

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offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

Response:

The Filing Persons confirm their understanding regarding both points raised by the Staff in Question 6 of the Comment Letter.

*    *    *    *    *

Securities and Exchange Commission

May 30, 2013

The acknowledgments of each of the Filing Persons requested at the end of your letter are attached as Exhibit A to this letter.  Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter or the Schedule TO.

Sincerely,

/s/ Jai Agrawal

Jai Agrawal

cc:	ACP Tower Holdings, LLC
ACP Tower Merger Sub, Inc.
Avista Capital Partners III, L.P.
Avista Capital Partners (Offshore) III, L.P.

Exhibit A

Perry Hindin, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:                             Telular Corporation

Schedule TO-T filed May 10, 2013 by ACP Tower Holdings, LLC et al.,

as amended

File No. 005-50111

Dear Mr. Hindin:

As requested in your letter dated May 24, 2013, each of the undersigned hereby acknowledges the following:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Jai Agrawal (212-446-4735 or jai.agrawal@kirkland.com) of Kirkland & Ellis LLP.

Sincerely,

Dated: May 30, 2013	ACP TOWER MERGER SUB, INC.

	By:	/S/ BRENDAN SCOLLANS

		Name:	Brendan Scollans

		Title:	President

Dated: May 30, 2013	ACP TOWER HOLDINGS, LLC

	By:	/S/ BRENDAN SCOLLANS

		Name:	Brendan Scollans

		Title:	President

Dated: May 30, 2013	AVISTA CAPITAL PARTNERS III, L.P.

	By:	Avista Capital Partners III GP, L.P.
	Its:	General Partner

	By:	Avista Capital Managing Member, LLC
	Its:	General Partner

	By:	/S/ BENJAMIN SILBERT

		Name:	Benjamin Silbert

		Title:	Secretary and General Counsel

Dated: May 30, 2013	AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

	By:	Avista Capital Partners III GP, L.P.
	Its:	General Partner

	By:	Avista Capital Managing Member, LLC
	Its:	General Partner

	By:	/S/ BENJAMIN SILBERT

		Name:	Benjamin Silbert

		Title:	Secretary and General Counsel